Exhibit 99.1

Belite Bio Announces Proposed Underwritten Public Offering of American Depositary Shares and Warrants

SAN DIEGO, May 30, 2023 -- Belite Bio, Inc (NASDAQ: BLTE) (“Belite Bio” or the “Company”), a clinical stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting retinal degenerative eye diseases which have significant unmet medical needs, today announced that it has commenced an underwritten public offering of American Depositary Shares (“ADSs”), each representing one of its ordinary shares, and warrants to purchase ordinary shares represented by ADSs. All of the securities in the offering are to be sold by Belite Bio. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Belite Bio intends to use the net proceeds of the offering for clinical trials and further clinical development of Tinlarebant, funding its research and development of other pipeline products and for working capital and other general corporate purposes.

SVB Securities LLC, Cantor Fitzgerald & Co. and H.C. Wainwright & Co., LLC are acting as joint book-running managers for the offering.

This proposed offering will be made only by means of a prospectus supplement and accompanying prospectus included in Belite’s registration statement on Form F-3 (File No. 333-272125), which was declared effective on May 30, 2023. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained, when available, by visiting EDGAR on the U.S. Securities and Exchange Commission (“SEC”) website at www.sec.gov or from SVB Securities LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@svbsecurities.com; or Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 4th Floor, New York, NY 10022, or by email at prospectus@cantor.com.

A registration statement relating to these securities has been filed with the SEC and has been declared effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.

About Belite Bio

Belite Bio is a clinical stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting retinal degenerative eye diseases with significant unmet medical needs, such as Stargardt disease and Geographic Atrophy in advanced dry age-related macular degeneration, in addition to specific metabolic diseases.

Important Cautions Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements about future expectations, plans and prospects, as well as any statements regarding matters that are not historical facts, and any other statements containing the words “expect”, “will”, “believe”, “target”, and other similar expressions. No assurance can be given that the proposed public offering will be completed on the terms described. Completion of the proposed public offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Belite Bio, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in the prospectus supplement and accompanying prospectus included in the registration statement. Actual results may also differ materially from those indicated in the forward-looking statements as a result of various important factors related to Belite Bio’s business, including but not limited to Belite Bio’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; expectations for the timing of initiation, enrollment and completion of, and data relating to, its clinical trials; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Belite Bio’s drug candidates; the potential efficacy of Tinlarebant, as well as those risks more fully discussed in the “Risk Factors” section in Belite Bio’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Belite Bio, and Belite Bio undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Media and Investor Relations Contact:

Jennifer Wu /ir@belitebio.com

Tim McCarthy /tim@lifesciadvisors.com